UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

ACCEL ENTERTAINMENT, INC.

(Name of Issuer)

Class A-1 Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00436Q106

(CUSIP Number)

Derek Harmer Secretary Accel Entertainment, Inc. 140 Tower Drive Burr Ridge, Illinois 60527 (630) 972-2235	Nicolas H.R. Dumont, Esq. Fenwick & West LLP 902 Broadway New York, NY 10010 (212) 430-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 00436Q106		Page 2 of 18 Pages

1	NAME OF REPORTING PERSON Clairvest Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ Not applicable.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,241,871(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,241,871(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,241,871(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.19%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Of these shares, 9,555,224 shares are owned by Clairvest Equity Partners V Limited Partnership, 1,814,077 shares are owned by Clairvest Equity Partners V-A Limited Partnership, and 4,872,570 shares are owned by CEP V Co-Investment Limited Partnership, each of which is an indirect subsidiary of Clairvest Group Inc.

(2)

Based on 76,637,470 shares of the Issuer’s Class A-1 Common Stock outstanding as of November 20, 2019, as reported in the Current Report on Form 8-K, filed with the SEC on November 26, 2019 by the Issuer.

SCHEDULE 13D
CUSIP No. 00436Q106		Page 3 of 18 Pages

1	NAME OF REPORTING PERSON Clairvest Equity Partners V Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ Not applicable.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,555,224(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,555,224(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,555,224(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.47%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

The Reporting Person is party to a Mutual Support Agreement that requires it to vote its outstanding shares of Class A-1 Common Stock in favor of certain director nominees of the Issuer in certain circumstances. See Item 6 of this Schedule 13D for additional information.

(2)

Based on 76,637,470 shares of the Issuer’s Class A-1 Common Stock outstanding as of November 20, 2019, as reported in the Current Report on Form 8-K, filed with the SEC on November 26, 2019 by the Issuer.

SCHEDULE 13D
CUSIP No. 00436Q106		Page 4 of 18 Pages

1	NAME OF REPORTING PERSON Clairvest Equity Partners V-A Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ Not applicable.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,814,077(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,814,077(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,814,077(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.37%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

The Reporting Person is party to a Mutual Support Agreement that requires it to vote its outstanding shares of Class A-1 Common Stock in favor of certain director nominees of the Issuer in certain circumstances. See Item 6 of this Schedule 13D for additional information.

(2)

Based on 76,637,470 shares of the Issuer’s Class A-1 Common Stock outstanding as of November 20, 2019, as reported in the Current Report on Form 8-K, filed with the SEC on November 26, 2019 by the Issuer.

SCHEDULE 13D
CUSIP No. 00436Q106		Page 5 of 18 Pages

1	NAME OF REPORTING PERSON CEP V Co-Investment Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ Not applicable.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Manitoba, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,872,570(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,872,570(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,872,570(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.36%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

The Reporting Person is party to a Mutual Support Agreement that requires it to vote its outstanding shares of Class A-1 Common Stock in favor of certain director nominees of the Issuer in certain circumstances. See Item 6 of this Schedule 13D for additional information.

(2)

Based on 76,637,470 shares of the Issuer’s Class A-1 Common Stock outstanding as of November 20, 2019, as reported in the Current Report on Form 8-K, filed with the SEC on November 26, 2019 by the Issuer.

SCHEDULE 13D
CUSIP No. 00436Q106		Page 6 of 18 Pages

1	NAME OF REPORTING PERSON Gordon S. Rubenstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ Not applicable.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,935,335(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,935,335(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,935,335(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.83%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Of these shares, 251,915 shares are held by the Gordon S. Rubenstein and Krista M. Ramonas Joint Revocable Trust, of which the Reporting Person is the trustee, 529,956 shares are held by the Gordon Rubenstein SEP IRA and 1,804,967 shares are held by Fund Indy LLC of which the Reporting Person is the sole Member.

(2)

The Reporting Person is party to a Mutual Support Agreement that requires it to vote its outstanding shares of Class A-1 Common Stock in favor of certain director nominees of the Issuer in certain circumstances. See Item 6 of this Schedule 13D for additional information.

(3)

Based on 76,637,470 shares of the Issuer’s Class A-1 Common Stock outstanding as of November 20, 2019, as reported in the Current Report on Form 8-K, filed with the SEC on November 26, 2019 by the Issuer.

SCHEDULE 13D
CUSIP No. 00436Q106		Page 7 of 18 Pages

1	NAME OF REPORTING PERSON Andrew H. Rubenstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ Not applicable.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,155,166(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,155,166(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,155,166(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Of these shares, 4,120,950 shares are held by Harry R, LLC, of which the Reporting Person is the sole Member.
(2)

The Reporting Person is party to a Mutual Support Agreement that requires it to vote its outstanding shares of Class A-1 Common Stock in favor of certain director nominees of the Issuer in certain circumstances. See Item 6 of this Schedule 13D for additional information.

(3)

Based on 76,637,470 shares of the Issuer’s Class A-1 Common Stock outstanding as of November 20, 2019, as reported in the Current Report on Form 8-K, filed with the SEC on November 26, 2019 by the Issuer.

SCHEDULE 13D
Page 8 of 18 Pages

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is Class A-1 Common Stock, par value $0.0001 per share, of Accel Entertainment, Inc., a Delaware corporation (“Accel” or the “Issuer”). The principal executive offices of Accel are located at 140 Tower Drive, Burr Ridge, Illinois 60527.

Item 2.	Identity and Background.

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)	Clairvest Group Inc.

(2)	Clairvest Equity Partners V Limited Partnership

(3)	Clairvest Equity Partners V-A Limited Partnership

(4)	CEP V Co-Investment Limited Partnership

(5)	Gordon S. Rubenstein; and

(6)	Andrew H. Rubenstein

Clairvest Group Inc., CEP V Co-Investment Limited Partnership, Clairvest Equity Partners V Limited Partnership and Clairvest Equity Partners V-A Limited Partnership (collectively, “Clairvest Group”) are each organized under the laws of Canada. Clairvest Group Inc. is the general partner of each of CEP V Co-Investment Limited Partnership, Clairvest Equity Partners V Limited Partnership and Clairvest Equity Partners V-A Limited Partnership. The business address of Clairvest Group is 22 St. Clair Avenue East, Suite 1700, Toronto, Ontario, Canada M4T 2S3. Clairvest Group is a Toronto-based private equity firm which invests in mid-market companies, principally in North America, across a wide array of industries.

The business address of Gordon S. Rubenstein is 140 Tower Drive, Burr Ridge, Illinois 60527. Gordon S. Rubenstein is a director and co-founder of Accel. Gordon S. Rubenstein is a U.S. citizen.

The business address of Andrew H. Rubenstein is 140 Tower Drive, Burr Ridge, Illinois 60527. Andrew H. Rubenstein is the Chief Executive Officer and co-founder of Accel. Andrew H. Rubenstein is a U.S. citizen.

Information with respect to the executive officers and directors of Clairvest Group (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the consummation of the Business Combination (as defined below), (i) Clairvest Group held 944,925 shares of Class D Preferred Stock of Accel, (ii) Gordon S. Rubenstein held the following securities of Accel: 30,832 shares of Class A Common Stock and 170,079 shares of Class B Common Stock and (iii) Andrew H. Rubenstein held the following securities of Accel: 216,814 shares of Class A Common Stock, 255,322 shares of Class B Common Stock, 24,177 shares of Class C(2) Preferred Stock, 28,050 shares of Class C(3) Preferred Stock and 2,140 shares of Class C(4) Preferred Stock (collectively, the “Accel Predecessor Securities”). Pursuant to the Business Combination, each of the Accel Predecessor Securities were converted into Class A-1 Common Stock of Accel at an approximate ratio of 1:17.18853.

Clairvest Group acquired its respective Accel Predecessor Securities for an aggregate purchase price of $40,301,122.33. Clairvest Group obtained the funds to purchase its respective Accel Predecessor Securities through capital contributions from its limited and general partners.

Gordon S. Rubenstein acquired his respective Accel Predecessor Securities primarily through capital contributions to Accel.

Andrew H. Rubenstein acquired his respective Accel Predecessor Securities primarily through capital contributions to Accel and the exercise of warrants and options granted to him in connection with his service as the Chief Executive Officer of Accel.

Page 9 of 18 Pages

Item 4.	Purpose of Transaction.

Business Combination

On November 20, 2019, Accel Entertainment, Inc. (f/k/a TPG Pace Holdings Corp.), a Delaware corporation (“New Pace”), consummated the previously announced business combination pursuant to that certain Transaction Agreement, dated as of June 13, 2019 (as amended on July 22, 2019 and October 3, 2019 and as it may further be amended from time to time, the “Transaction Agreement”), by and among New Pace, each of the shareholders of Accel Entertainment, Inc., an Illinois corporation (“Accel”) named as Sellers therein (each a “Seller” and collectively, including those Accel shareholders joined to the Transaction Agreement pursuant to that certain Drag-Along Agreement, dated as of June 13, 2019, by and among New Pace and each of the Sellers who had duly executed and delivered a signature page to the Transaction Agreement as of June 13, 2019, the “Sellers”) and David W. Ruttenberg and John S. Bakalar (as successor to Gordon Rubenstein) (each of David W. Ruttenberg and John S. Bakalar in their capacity as a “Shareholder Representative” and collectively, the “Shareholder Representatives”). Pursuant to the Transaction Agreement and in connection therewith, New Pace acquired, directly or indirectly, all of the issued and outstanding shares of common stock and preferred stock of Accel (the “Accel Stock”) held by the Sellers (the “Stock Purchase”); and, following the closing of the Stock Purchase, Accel merged with and into New Pace LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of New Pace (“NewCo”), with NewCo surviving such merger (the “Merger” and, together with the other transactions contemplated by the Transaction Agreement, the “Business Combination”).

New Pace Warrant Agreement

On November 20, 2019, and in connection with the closing of the Business Combination, the Reporting Persons, among others, entered into New Pace Warrant Agreements, pursuant to which the Issuer has issued to each of the Reporting Persons, among others, their respective pro rata share of 2,444,444 newly issued warrants of the Issuer, each of which entitles the holder to purchase one share of Class A-1 Common Stock at an exercise price of $11.50 per share of Class A-1 Common Stock in accordance with its terms (the “New Pace Warrants”), with such pro rata share to be determined with reference to a number of shares equal to 70% of such Reporting Person’s shares of Accel Predecessor Securities less the number of shares of Accel Predecessor Securities in respect of which such Reporting Person has elected to receive cash in exchange for such shares of Accel Predecessor Securities. Each New Pace Warrant entitles the holder to purchase one Class A-1 Share at an exercise price of $11.50 per share, subject to adjustments substantially similar to those applicable to the other outstanding warrants of New Pace, at any time 30 days after the consummation of the Business Combination.

Registration Rights Agreement

On November 20, 2019, and in connection with the closing of the Business Combination, the Reporting Persons, among others, entered into that certain Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Reporting Persons will be entitled to registration rights in respect of any shares of Class A-1 Common Stock held by them or issuable upon the exercise of convertible securities held by them. Pursuant to the Registration Rights Agreement, at any time, and from time to time, after the consummation of the Business Combination and subject to the lock-up restrictions set forth therein, certain holders of registration rights may demand that the Issuer register for resale some or all of their Class A-1 Common Stock for so long as they continue to meet certain ownership thresholds.

The foregoing descriptions of the Registration Rights Agreement and the Warrant Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Except as set forth above, the Reporting Persons and Related Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Page 10 of 18 Pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A-1 Common Stock and percentage of Class A-1 Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A-1 Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 76,637,470 shares of the Issuer’s Class A-1 Common Stock outstanding as of November 20, 2019, as reported in the Current Report on Form 8-K, filed with the SEC on November 26, 2019 by the Issuer.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Clairvest Group Inc.(1)	16,241,874	21.19%	0	16,241,874	0	16,241,874
Clairvest Equity Partners V Limited Partnership	9,555,224	12.47%	0	9,555,224	0	9,555,224
Clairvest Equity Partners V-A Limited Partnership	1,814,077	2.37%	0	1,814,077	0	1,814,077
CEP V Co-Investment Limited Partnership	4,872,570	6.36%	0	4,872,570	0	4,872,570
Gordon S. Rubenstein; and	2,935,335	3.83%	0	2,935,335	0	2,935,335
Andrew H. Rubenstein	4,034,216	5.26%	0	4,034,216	0	4,034,216

(1)

Of the shares beneficially owned by Clairvest Group Inc., 9,555,224 shares are owned by Clairvest Equity Partners V Limited Partnership, 1,814,077 shares are owned by Clairvest Equity Partners V-A Limited Partnership, and 4,872,570 shares are owned by CEP V Co-Investment Limited Partnership, each of which is an indirect subsidiary of Clairvest Group Inc.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Class A-1 Common Stock.

(d)	None.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 6, 2019, Clairvest Equity Partners V Limited Partnership, Clairvest Equity Partners V-A Limited Partnership, CEP V Co-Investment Limited Partnership (collectively, the “Clairvest Investors”), Mr. Andrew H. Rubenstein and Mr. Gordon S. Rubenstein (collectively, the “Rubensteins”), entered into a Mutual Support Agreement (the “Mutual Support Agreement”) whereby each of the Rubensteins and the Clairvest Investors agreed to vote their shares of Class A-1 Common Stock beneficially owned in favor of any nominee nominated to the board of directors of the Issuer by the other party, subject to the satisfaction of certain terms and conditions set forth therein.

The foregoing description of the Mutual Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D, and incorporated herein by reference.

Page 11 of 18 Pages

Item 7.	Materials to be Filed as Exhibits.

The following documents are incorporated by reference as exhibits:

Exhibit No.	Title

1	Transaction Agreement, dated as of June 13, 2019, by and among TPG Pace Holdings Corp., the Sellers, David W. Ruttenberg and John S. Bakalar (as successor to Gordon Rubenstein) as Shareholder Representatives (incorporated by reference to Exhibit 2.1 of the TPG Pace Holdings Corp. Current Report on Form 8-K (File No. 001-38136) filed with the Commission on June 13, 2019).

2	Amendment No. 1 to Transaction Agreement, dated as of July 22, 2019, by and among TPG Pace Holdings Corp., the Sellers, David W. Ruttenberg and John S. Bakalar (as successor to Gordon Rubenstein) as Shareholder Representatives (incorporated by reference to Exhibit 2.2 of the Accel Entertainment, Inc. Current Report on Form 8-K (File No. 001-38136) filed with the Commission on November 26, 2019).

3	Amendment No. 2 to Transaction Agreement, dated as of October 3, 2019, by and among TPG Pace Holdings Corp., the Sellers, David W. Ruttenberg and John S. Bakalar (as successor to Gordon Rubenstein) as Shareholder Representatives (incorporated by reference to Exhibit 2.3 of the Accel Entertainment, Inc. Current Report on Form 8-K (File No. 001-38136) filed with the Commission on November 26, 2019).

4	Mutual Support Agreement, dated November 6, 2019 (incorporated by reference to Exhibit 99.1 of the TPG Pace Holdings Corp. Current Report on Form 8-K (File No. 001-38136) filed with the Commission on November 7, 2019).

5	New Pace Warrant Agreement, dated as of November 20, 2019 (incorporated by reference to Exhibit 10.3 of the Accel Entertainment, Inc. Current Report on Form 8-K (File No. 001-38136) filed with the Commission on November 26, 2019).

6	Registration Rights Agreement, dated as of November 20, 2019 (incorporated by reference to Exhibit 10.3 of the Accel Entertainment, Inc. Current Report on Form 8-K (File No. 001-38136) filed with the Commission on November 26, 2019).

Page 12 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2019

CLAIRVEST GROUP INC.

By:	/s/ Kenneth Rotman
Name:	Kenneth Rotman
Title:	Chief Executive Officer & Managing Director

By:	/s/ James Miller
Name:	James Miller
Title:	General Counsel & Corporate Secretary

CLAIRVEST EQUITY PARTNERS V LIMITED PARTNERSHIP, by its general partner, CLAIRVEST GP MANAGECO INC.

By:	/s/ Kenneth Rotman
Name:	Kenneth Rotman
Title:	Chief Executive Officer & Managing Director

By:	/s/ James Miller
Name:	James Miller
Title:	Corporate Secretary

CLAIRVEST EQUITY PARTNERS V-A LIMITED PARTNERSHIP, by its general partner, CLAIRVEST GENERAL PARTNER V L.P., by its general partner, CLAIRVEST GP (GPLP) INC.

By:	/s/ Kenneth Rotman
Name:	Kenneth Rotman
Title:	Chief Executive Officer

By:	/s/ James Miller
Name:	James Miller
Title:	Corporate Secretary

CEP V CO-INVESTMENT LIMITED PARTNERSHIP, by its general partner, CLAIRVEST GENERAL PARTNER V L.P., by its general partner, CLAIRVEST GP (GPLP) INC.

By:	/s/ Kenneth Rotman
Name:	Kenneth Rotman
Title:	Chief Executive Officer

By:	/s/ James Miller
Name:	James Miller
Title:	Corporate Secretary

Page 13 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2019

/s/ Gordon S. Rubenstein
Gordon S. Rubenstein

/s/ Andrew H. Rubenstein
Andrew H. Rubenstein

Page 14 of 18 Pages

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth below. The business address of each individual associated with Clairvest Group Inc., CEP V Co-Investment Limited Partnership, Clairvest Equity Partners V Limited Partnership and Clairvest Equity Partners V-A Limited Partnership is 22 St. Clair Avenue East, Suite 1700, Toronto, Ontario, Canada M4T 2S3.

Clairvest Group Inc.

Name	Present Principal Occupation or Employment	Citizenship
Kenneth Rotman	Chief Executive Officer & Managing Director (Director)	Canadian

B. Jeffrey Parr	Vice-Chairman & Managing Director (Director)	Canadian

Michael Wagman	President & Managing Director (Director)	Canadian

Daniel Cheng	Chief Financial Officer	Canadian

James Miller	General Counsel & Corporate Secretary	Canadian / U.S.

John Barnett	Director	U.S. / U.K.

Michael Bregman	CEO of Tailwind Capital Inc. (Director)	Canadian

Joseph E. Fluet	CEO of MAG Aerospace (Director)	U.S.

Joseph Heffernan	Chairman	Canadian

G. John Krediet	Chairman of CF Capital Management (Director)	U.S. / Netherlands

Lionel Schipper	President of Hawk Hill Investments (Director)	Canadian

Isadore Sharp	Chairman of Four Seasons Hotels (Director)	Canadian

Rick Watkin	President & CEO of KUBRA Data Transfer Ltd. (Director)	Canadian

CEP V Co-Investment Limited Partnership

Name	Present Principal Occupation or Employment	Citizenship
Kenneth Rotman	Chief Executive Officer (Director)	Canadian

B. Jeffrey Parr	Vice-Chairman (Director)	Canadian

Michael Wagman	President	Canadian

Daniel Cheng	Chief Financial Officer	Canadian

James Miller	Corporate Secretary	Canadian U.S.

Michael Castellarin	Vice-President	Canadian

Mitch Green	Vice-President	Canadian / U.S.

Robbie Isenberg	Vice-President	Canadian

Sebastien Dhonte	Vice-President	U.S./French

Clairvest Equity Partners V Limited Partnership

Name	Present Principal Occupation or Employment	Citizenship
Kenneth Rotman	Chief Executive Officer & Managing Director (Director)	Canadian

B. Jeffrey Parr	Vice-Chairman & Managing Director (Director)	Canadian

Michael Wagman	President & Managing Director	Canadian

Daniel Cheng	Chief Financial Officer	Canadian

James Miller	Corporate Secretary	Canadian / U.S.

Michael Castellarin	Managing Director	Canadian

Mitch Green	Managing Director	Canadian / U.S.

Robbie Isenberg	Managing Director	Canadian

Sebastien Dhonte	Managing Director	U.S./French

Page 15 of 18 Pages

Clairvest Equity Partners V-A Limited Partnership

Name	Present Principal Occupation or Employment	Citizenship
Kenneth Rotman	Chief Executive Officer (Director)	Canadian

B. Jeffrey Parr	Vice-Chairman (Director)	Canadian

Michael Wagman	President	Canadian

Daniel Cheng	Chief Financial Officer	Canadian

James Miller	Corporate Secretary	Canadian / U.S.

Michael Castellarin	Vice-President	Canadian

Mitch Green	Vice-President	Canadian / U.S.

Robbie Isenberg	Vice-President	Canadian

Sebastien Dhonte	Vice-President	U.S./French

CUSIP No. 00436Q106	13D	Page 16 of 18 Pages

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Class A-1 Common Stock of Accel Entertainment, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: December 2, 2019

CLAIRVEST GROUP INC.

By:	/s/ Kenneth Rotman
Name:	Kenneth Rotman
Title:	Chief Executive Officer & Managing Director

By:	/s/ James Miller
Name:	James Miller
Title:	General Counsel & Corporate Secretary

CLAIRVEST EQUITY PARTNERS V LIMITED PARTNERSHIP, by its general partner, CLAIRVEST GP MANAGECO INC.

By:	/s/ Kenneth Rotman
Name:	Kenneth Rotman
Title:	Chief Executive Officer & Managing Director

By:	/s/ James Miller
Name:	James Miller
Title:	Corporate Secretary

CLAIRVEST EQUITY PARTNERS V-A LIMITED PARTNERSHIP, by its general partner, CLAIRVEST GENERAL PARTNER V L.P., by its general partner, CLAIRVEST GP (GPLP) INC.

By:	/s/ Kenneth Rotman
Name:	Kenneth Rotman
Title:	Chief Executive Officer

By:	/s/ James Miller
Name:	James Miller
Title:	Corporate Secretary

Page 17 of 18 Pages

CEP V CO-INVESTMENT LIMITED PARTNERSHIP, by its general partner, CLAIRVEST GENERAL PARTNER V L.P., by its general partner, CLAIRVEST GP (GPLP) INC.

By:	/s/ Kenneth Rotman
Name:	Kenneth Rotman
Title:	Chief Executive Officer

By:	/s/ James Miller
Name:	James Miller
Title:	Corporate Secretary

Page 18 of 18 Pages

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Class A-1 Common Stock of Accel Entertainment, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: December 2, 2019

/s/ Gordon S. Rubenstein
Gordon S. Rubenstein

/s/ Andrew H. Rubenstein
Andrew H. Rubenstein